SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

Boise Inc.

(Name of Subject Company (Issuer))

Bee Acquisition Corporation

a wholly-owned subsidiary of

Packaging Corporation of America

(Name of Filing Persons, Offerors)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Kent A. Pflederer

Senior Vice President—Legal and Administration

1955 West Field Court

Lake Forest, Illinois 60045

(847) 482-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Telephone: (312) 782-0600

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,286,113,114.95	$175,425.83

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (1) the product of (a) $12.55, the per share tender price, and (b) 102,197,326 shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., which includes restricted stock, restricted stock units and performance stock units, and (2) the product of (a) the difference between (x) $12.55 and (y) an exercise price of $8.34 (the weighted-average exercise price of outstanding options with an exercise price less than $12.55) and (b) 840,065 Shares issuable pursuant to such outstanding options.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $175,425.83	Filing Party: Packaging Corporation of America
Form or Registration No.: Schedule TO	Date Filed: September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America, a Delaware corporation (“Parent”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented by Amendment No. 1 filed with the SEC on September 30, 2013, Amendment No. 2 filed with the SEC on October 1, 2013, Amendment No. 3 filed with the SEC on October 4, 2013, Amendment No. 4 filed with the SEC on October 7, 2013, Amendment No. 5 filed with the SEC on October 16, 2013, Amendment No. 6 filed with the SEC on October 21, 2013, Amendment No. 7 filed with the SEC on October 22, 2013 and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc., a Delaware corporation (“Boise”), at a price of $12.55 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 26, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below.

Item 1, Item 4, Item 8 and Item 11.

Item 1, Item 4, Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and withdrawal rights expired, as scheduled, at 12:00 midnight, Eastern Time, on October 24, 2013. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 67,417,789 Shares were validly tendered and not properly withdrawn in the Offer (including 6,529,831 Shares delivered through notices of guaranteed delivery), representing approximately 66.8% of Boise’s outstanding Shares. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer (including all Shares delivered through notices of guaranteed delivery). Payment for such Shares will be made promptly, in accordance with the terms of the Offer.

On October 25, 2013, Parent issued a press release announcing the expiration and results of the Offer.

The press release announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(L) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(L)	Press release issued by Parent on October 25, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2013

BEE ACQUISITION CORPORATION

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	President

PACKAGING CORPORATION OF AMERICA

By:	/s/ Mark W. Kowlzan
Name:	Mark W. Kowlzan
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated September 26, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Parent and Boise on September 16, 2013 (incorporated by reference to Exhibit 99.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on September 26, 2013.

(a)(5)(C)	Slide Presentation, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(D)	Letter to employees, dated September 16, 2013 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on September 16, 2013).

(a)(5)(E)*	Complaint filed on September 20, 2013 in the Court of Chancery of the State of Delaware, captioned Ratley v. Boise Inc., et al. (Case No. 8933).

(a)(5)(F)*	Complaint filed on September 25, 2013 in the Court of Chancery of the State of Delaware, captioned DCM Multi-Manager Fund, LLC v. Boise Inc., et al. (Case No. 8944).

(a)(5)(G)**	Complaint filed on September 27, 2013 in the Court of Chancery of the State of Delaware, captioned Louisiana Municipal Police Employees’ Retirement System v. Boise Inc., et al. (Case No. 8952).

(a)(5)(H)***	Press release issued by Parent and Boise on October 1, 2013.

(a)(5)(I)****	Verified Consolidated Class Action Complaint filed on October 3, 2013 in the Court of Chancery of the State of Delaware, captioned In Re Boise Shareholder Litigation (Case No. 8933-VCG).

(a)(5)(J)†	Complaint filed on October 4, 2013 in the Court of Chancery of the State of Delaware, captioned Suprina v. Boise, Inc., et al. (Case No. 8978).

(a)(5)(K)+	Memorandum of Understanding, In Re Boise Stockholder Litigation, C.A. No. 8933-VCG, dated October 15, 2013.

(a)(5)(L)	Press release issued by Parent on October 25, 2013.

(b)(1)	Commitment Letter, dated as of September 16, 2013, by and among Packaging Corporation of America, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(b)(2)#	Credit Agreement, dated October 18, 2013, by and among Parent, as borrower, the initial lenders named therein and Bank of America, N.A., as agent.

(b)(3)	Indenture, dated as of July 21, 2003, between Parent and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of Parent’s Quarterly Report on Form 10-Q for the period ended June 30, 2003).

(b)(4)	Officers’ Certificate, dated October 22, 2013, pursuant to Section 301 of the Indenture, dated July 21, 2003, by and between Parent and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of Parent’s Current Report on Form 8-K filed on October 22, 2013).

(b)(5)	4.500% Senior Notes due 2023 (incorporated by reference to Exhibit 4.2 of Parent’s Current Report on Form 8-K filed on October 22, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser and Boise (incorporated by reference to Exhibit 2.1 of Parent’s Current Report on Form 8-K filed on September 17, 2013).

(d)(2)*	Confidentiality Agreement, dated as of September 6, 2013, between Parent and Boise Paper Holdings, L.L.C.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on September 26, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 30, 2013.
***	Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on October 1, 2013.
****	Previously filed with Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on October 4, 2013.
†	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the SEC on October 7, 2013.
+	Previously filed with Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the SEC on October 17, 2013.
#	Previously filed with Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the SEC on October 21, 2013.

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